Lightspeed Commerce Inc.
Condensed Interim Consolidated Financial Statements
(Unaudited)
For the three and nine months ended December 31, 2023
(expressed in thousands of US dollars)

Lightspeed Commerce Inc. Condensed Interim Consolidated Balance Sheets (Unaudited)
As at December 31 and March 31, 2023

(expressed in thousands of US dollars)
	Notes	December 31, 2023	March 31, 2023
Assets		$	$

Current assets
Cash and cash equivalents		749,407	800,154
Trade and other receivables	9	113,249	84,334
Inventories		18,594	12,839
Other current assets	10	44,153	37,005

Total current assets		925,403	934,332

Lease right-of-use assets, net		17,875	20,973
Property and equipment, net		19,284	19,491
Intangible assets, net		247,114	311,450
Goodwill	11	1,352,203	1,350,645
Other long-term assets	12	41,998	31,540
Deferred tax assets		710	301

Total assets		2,604,587	2,668,732

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities	13, 14	77,673	68,827
Lease liabilities		6,864	6,617
Income taxes payable		1,247	6,919
Deferred revenue		63,121	68,094

Total current liabilities		148,905	150,457

Deferred revenue		894	1,226
Lease liabilities		16,592	18,574
Other long-term liabilities		1,974	1,026

Total liabilities		168,365	171,283

Shareholders’ equity
Share capital	15	4,355,013	4,298,683
Additional paid-in capital		209,169	198,022
Accumulated other comprehensive loss	16	(337)	(3,057)
Accumulated deficit		(2,127,623)	(1,996,199)

Total shareholders’ equity		2,436,222	2,497,449

Total liabilities and shareholders’ equity		2,604,587	2,668,732

Commitments and contingencies	14

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Lightspeed Commerce Inc. Condensed Interim Consolidated Statements of Loss and Comprehensive Loss (Unaudited)
For the three and nine months ended December 31, 2023 and 2022

(expressed in thousands of US dollars, except per share amounts)
		Three months ended December 31,		Nine months ended December 31,
	Notes	2023	2022	2023	2022
		$	$	$	$

Revenues	4	239,695	188,697	679,054	546,278

Direct cost of revenues	5, 6	138,218	102,691	393,504	301,278

Gross profit		101,477	86,006	285,550	245,000

Operating expenses
General and administrative	6	29,934	28,429	81,202	83,800
Research and development	6	34,675	37,405	101,791	109,637
Sales and marketing	6	60,908	60,505	176,486	193,487
Depreciation of property and equipment		1,894	1,327	4,844	3,736
Depreciation of right-of-use assets		1,651	2,109	5,528	6,219
Foreign exchange loss (gain)		(979)	(968)	381	(496)
Acquisition-related compensation		—	6,290	3,105	36,046
Amortization of intangible assets		23,671	25,366	72,166	76,926
Restructuring		1,232	1,324	1,784	3,134
Goodwill impairment	11	—	748,712	—	748,712

Total operating expenses		152,986	910,499	447,287	1,261,201

Operating loss		(51,509)	(824,493)	(161,737)	(1,016,201)

Net interest income	7	10,899	8,300	32,007	15,158

Loss before income taxes		(40,610)	(816,193)	(129,730)	(1,001,043)

Income tax expense (recovery)
Current		149	38	2,119	818
Deferred		(530)	(1,429)	(425)	(6,320)

Total income tax expense (recovery)		(381)	(1,391)	1,694	(5,502)

Net loss		(40,229)	(814,802)	(131,424)	(995,541)

Other comprehensive income (loss)

Items that may be reclassified to net loss
Foreign currency differences on translation of foreign operations		5,379	9,197	1,862	(6,325)
Change in net unrealized gain (loss) on cash flow hedging instruments		897	1,407	858	(1,371)

Total other comprehensive income (loss)	16	6,276	10,604	2,720	(7,696)

Total comprehensive loss		(33,953)	(804,198)	(128,704)	(1,003,237)

Net loss per share – basic and diluted	8	(0.26)	(5.39)	(0.86)	(6.64)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Lightspeed Commerce Inc. Condensed Interim Consolidated Statement of Cash Flows (Unaudited)
For the nine months ended December 31, 2023 and 2022

(expressed in thousands of US dollars)
	Nine months ended December 31,
	2023	2022
Cash flows from (used in) operating activities	$	$
Net loss	(131,424)	(995,541)
Items not affecting cash and cash equivalents
Share-based acquisition-related compensation	2,953	31,520
Amortization of intangible assets	72,166	76,926
Depreciation of property and equipment and lease right-of-use assets	10,372	9,955
Deferred income taxes	(425)	(6,320)
Share-based compensation expense	62,503	107,845
Unrealized foreign exchange loss	156	50
Goodwill impairment	—	748,712
(Increase)/decrease in operating assets and increase/(decrease) in operating liabilities
Trade and other receivables	(29,563)	(19,689)
Inventories	(5,755)	(2,603)
Other assets	(16,622)	(4,746)
Accounts payable and accrued liabilities	8,453	(10,362)
Income taxes payable	(5,672)	(91)
Deferred revenue	(5,305)	(4,039)
Other long-term liabilities	1,039	(156)
Net interest income	(32,007)	(15,158)

Total operating activities	(69,131)	(83,697)

Cash flows from (used in) investing activities
Additions to property and equipment	(4,191)	(7,211)
Additions to intangible assets	(7,720)	(2,375)
Purchase of investments	—	(1,256)
Interest income	33,757	13,706

Total investing activities	21,846	2,864

Cash flows from (used in) financing activities
Proceeds from exercise of stock options	2,127	4,297
Share issuance costs	(106)	(193)
Repayment of long-term debt	—	(30,000)
Payment of lease liabilities net of incentives and movement in restricted lease deposits	(5,863)	(6,405)
Financing costs	(37)	(734)

Total financing activities	(3,879)	(33,035)

Effect of foreign exchange rate changes on cash and cash equivalents	417	(1,668)

Net decrease in cash and cash equivalents during the period	(50,747)	(115,536)

Cash and cash equivalents – Beginning of period	800,154	953,654

Cash and cash equivalents – End of period	749,407	838,118

Interest paid to financial institutions	—	374
Income taxes paid	6,547	979
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Lightspeed Commerce Inc. Condensed Interim Consolidated Statements of Changes in Shareholders' Equity (Unaudited)
For the nine months ended December 31, 2023 and 2022

(expressed in thousands of US dollars, except number of shares)		Issued and Outstanding Shares
	Notes	Number of shares	Amount	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total
			$	$	$	$	$

Balance as at March 31, 2023		151,170,305	4,298,683	198,022	(3,057)	(1,996,199)	2,497,449

Net loss		—	—	—	—	(131,424)	(131,424)
Share issuance costs		—	(106)	—	—	—	(106)
Exercise of stock options and settlement of share awards		1,841,975	53,483	(51,356)	—	—	2,127
Share-based compensation		—	—	62,503	—	—	62,503
Share-based acquisition-related compensation		225,939	2,953	—	—	—	2,953
Other comprehensive income	16	—	—	—	2,720	—	2,720

Balance as at December 31, 2023		153,238,219	4,355,013	209,169	(337)	(2,127,623)	2,436,222

Balance as at March 31, 2022		148,661,312	4,199,025	123,777	2,677	(926,190)	3,399,289

Net loss		—	—	—	—	(995,541)	(995,541)
Share issuance costs		—	(193)	—	—	—	(193)
Exercise of stock options and settlement of share awards		1,773,146	43,656	(39,359)	—	—	4,297
Share-based compensation		—	—	107,845	—	—	107,845
Share-based acquisition-related compensation		284,206	31,520	—	—	—	31,520
Other comprehensive loss	16	—	—	—	(7,696)	—	(7,696)

Balance as at December 31, 2022		150,718,664	4,274,008	192,263	(5,019)	(1,921,731)	2,539,521

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
December 31, 2023 and 2022

(expressed in thousands of US dollars, except number of shares and per share amounts)

    1. Organization and nature of operations
Lightspeed Commerce Inc. ("Lightspeed" or the "Company") was incorporated on March 21, 2005 under the Canada Business Corporations Act. Its head office is located at Gare Viger, 700 Saint-Antoine St. East, Suite 300, Montréal, Quebec, Canada. Lightspeed’s one-stop commerce platform provides its customers with the critical functionalities they need to engage with consumers, manage their operations, accept payments, and grow their business. Lightspeed has customers globally in over 100 countries, empowering single- and multi-location small and medium-sized businesses to compete in an omni-channel market environment by engaging with consumers across online, mobile, social, and physical channels.
The Company’s shares are listed on both the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE") under the stock symbol "LSPD".
    2. Basis of presentation and consolidation
These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") applicable to the preparation of interim financial statements, including International Accounting Standard ("IAS") 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB"). Certain information and disclosures have been omitted or condensed. These unaudited condensed interim consolidated financial statements should be read together with the Company’s audited annual consolidated financial statements and notes thereto for the fiscal year ended March 31, 2023.
These unaudited condensed interim consolidated financial statements were approved for issue by the Board of Directors of the Company on February 7, 2024.
Seasonality of interim operations
The operations of the Company are seasonal, and the results of operations for any interim period are not necessarily indicative of operations for the full fiscal year or any future period.
Estimates, judgments and assumptions
The preparation of the unaudited condensed interim consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses during the period. These estimates and assumptions are based on historical experience, expectations of the future, and other relevant factors and are reviewed regularly. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future period affected. Actual results may differ from these estimates.
In preparing these unaudited condensed interim consolidated financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of uncertainty are the same as those applied and described in the Company’s audited annual consolidated financial statements for the fiscal year ended March 31, 2023.
    3. Significant accounting policies
The same accounting policies and methods of computation were followed in the preparation of these unaudited condensed interim consolidated financial statements as were followed in the preparation of the most recent audited annual consolidated financial statements.

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
December 31, 2023 and 2022

(expressed in thousands of US dollars, except number of shares and per share amounts)
New and amended standards effective within the three and nine months ended December 31, 2023
In May 2023, the IASB issued International Tax Reform—Pillar Two Model Rules, which amended IAS 12, Income Taxes, to introduce a temporary exception to the requirements to recognize and disclose information about deferred tax assets and liabilities related to Pillar Two income taxes, and targeted disclosure requirements for affected entities. The relief is effective immediately upon issuance of the amendments and should be applied retrospectively in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, while the targeted disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2023, but not for any interim periods ending on or before December 31, 2023. The Company is currently assessing the impact of these amendments on the consolidated financial statements.
    4. Revenues

	Three months ended December 31,		Nine months ended December 31,
	2023	2022	2023	2022
	$	$	$	$

Subscription revenue	80,882	74,494	240,652	222,548
Transaction-based revenue	147,834	107,156	406,476	299,984
Hardware and other revenue	10,979	7,047	31,926	23,746

Total revenues	239,695	188,697	679,054	546,278
Transaction-based revenue includes $5,235 and $11,016 of revenue from the Company's merchant cash advance program for the three and nine months ended December 31, 2023 (December 31, 2022 – $2,402 and $5,583).
    5. Direct cost of revenues

	Three months ended December 31,		Nine months ended December 31,
	2023	2022	2023	2022
	$	$	$	$

Subscription cost of revenue	19,774	19,948	59,077	61,028
Transaction-based cost of revenue	103,785	71,584	292,229	204,496
Hardware and other cost of revenue	14,659	11,159	42,198	35,754

Total direct cost of revenues	138,218	102,691	393,504	301,278
    6. Employee compensation
The total employee compensation comprising salaries and benefits, including share-based compensation and related payroll taxes, excluding government assistance and acquisition-related compensation, for the three and nine months ended December 31, 2023, was $92,281 and $265,560 (December 31, 2022 – $98,915 and $298,038).

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
December 31, 2023 and 2022

(expressed in thousands of US dollars, except number of shares and per share amounts)
The following table outlines share-based compensation and related payroll taxes included in the following expenses:

	Three months ended December 31,		Nine months ended December 31,
	2023	2022	2023	2022
	$	$	$	$

Direct cost of revenues	1,772	1,652	5,212	6,110
General and administrative	6,527	11,719	19,171	30,430
Research and development	6,993	10,144	22,332	31,013
Sales and marketing	8,344	10,955	18,958	40,147

Total share-based compensation and related payroll taxes	23,636	34,470	65,673	107,700
As at December 31, 2023, the Company had 11,289,461 options (1,900,000 of which have vesting dependent on market conditions tied to the Company's future share price performance), 6,277,224 restricted share units, 110,343 deferred share units, and nil performance share units which include non-market performance conditions outstanding (December 31, 2022 - 10,398,171 options, 4,632,425 restricted share units, 60,802 deferred share units and 619,640 performance share units which include non-market performance conditions outstanding).
    7. Finance income and costs

	Three months ended December 31,		Nine months ended December 31,
	2023	2022	2023	2022
	$	$	$	$

Interest income	11,220	8,722	33,118	16,826
Interest expense	(321)	(422)	(1,111)	(1,668)

Net interest income	10,899	8,300	32,007	15,158

    8. Loss per share
The Company has stock options and share awards as potentially dilutive shares. Diluted net loss per share excludes all potentially-dilutive shares if their effect is anti-dilutive. As a result of net losses incurred, all potentially-dilutive shares have been excluded from the calculation of diluted net loss per share because including them would be anti-dilutive; therefore, basic and diluted number of shares is the same for the three and nine months ended December 31, 2023 and 2022. All outstanding potentially dilutive shares could potentially dilute loss per share in the future.

	Three months ended December 31,		Nine months ended December 31,
	2023	2022	2023	2022

Issued Common Shares	153,238,219	150,718,664	153,238,219	150,718,664
Weighted average number of Common Shares (basic and diluted)	154,194,745	151,187,993	153,401,512	149,952,650

Net loss per share – basic and diluted	($0.26)	($5.39)	($0.86)	($6.64)

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
December 31, 2023 and 2022

(expressed in thousands of US dollars, except number of shares and per share amounts)
The weighted average number of potentially dilutive shares that are not included in the diluted per share calculations because they would be anti-dilutive was 16,642,128 and 17,095,219 stock options and share awards for the three and nine months ended December 31, 2023 (December 31, 2022 - 15,462,117 and 16,720,672). This weighted average number includes all of the Company's issued and outstanding potentially dilutive shares notwithstanding exercise prices, as applicable.
    9. Trade and other receivables

	December 31, 2023	March 31, 2023
	$	$

Trade receivables	47,131	37,167
Allowance for expected credit losses	(5,228)	(4,131)

Trade receivables, net	41,903	33,036

Research and development tax credits receivable	7,476	8,424
Sales tax receivable	5,018	4,862
Merchant cash advances measured at fair value	55,549	29,492
Indemnification receivables	—	4,042
Accrued interest and other	3,303	4,478

Total trade and other receivables	113,249	84,334
The indemnification receivables were for indemnities on certain liabilities assumed through our acquisitions.
    10. Other current assets

	December 31, 2023	March 31, 2023
	$	$

Restricted cash and restricted deposits	1,218	1,366
Prepaid expenses and deposits	14,991	14,149
Commission asset	14,144	12,160
Contract asset and other	13,800	9,330

Total other current assets	44,153	37,005
    11. Goodwill
Impairment analysis
During the three months ended December 31, 2023, the Company's annual impairment test of goodwill was performed for the Company's operating segment (the "Segment") which is the level at which management monitors goodwill. Impairment, if any, is determined by assessing the recoverable amount of the Segment and comparing it to the carrying value of the Segment. The Segment's recoverable amount is the higher of the Segment's fair value less costs of disposal and its value in use.
The Company completed its annual impairment test of goodwill as at December 31, 2023 using the Company's fair value less costs of disposal method. This test demonstrated no impairment of goodwill as at December 31, 2023. Fair value less

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
December 31, 2023 and 2022

(expressed in thousands of US dollars, except number of shares and per share amounts)
costs of disposal is a Level 3 measurement (see note 18). Fair value less costs of disposal was estimated using an income approach, more specifically, a discounted cash flow model. The discounted cash flow model takes into consideration a five-year financial forecast, which is based on the Company’s actual performance and management’s best estimates of future performance, and calculates a terminal value based on revenues. The cash flows are discounted using a weighted average cost of capital reflecting the market assessment. The costs to sell were estimated to be 2.5% of the fair value amount. The carrying value of the Segment was compared with the fair value less costs of disposal to test for impairment.
The following table presents the key assumptions used in the annual impairment test of goodwill as at December 31, 2023, and the key assumption that would have been required to recover the carrying amount.

Key Assumptions	Value used in impairment model	Breakeven value assuming all other key assumptions were held constant

Discount Rate (%)	30%	39%
Terminal Value Multiple	2.7	1.8
Revenue Growth Rate (%)	26%	18%

Goodwill is more susceptible to impairment risk if business operating results or economic conditions deteriorate. A reduction in the terminal value multiple, an increase in the discount rate or a decrease in the revenue growth rate could cause impairment in the future. The determination of the recoverable amount involves the use of estimates by management and can have a material impact on the respective value and ultimately the amount of any impairment. The Company is required to perform its next annual goodwill impairment analysis on December 31, 2024, or earlier should there be a goodwill impairment trigger before then.
    12. Other long-term assets

	December 31, 2023	March 31, 2023
	$	$

Restricted cash	384	408
Prepaid expenses and deposits	3,498	3,775
Commission asset	17,613	15,147
Contract asset	18,994	10,691
Investments	1,509	1,519

Total other long-term assets	41,998	31,540

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
December 31, 2023 and 2022

(expressed in thousands of US dollars, except number of shares and per share amounts)
    13. Accounts payable and accrued liabilities

	December 31, 2023	March 31, 2023
	$	$

Trade payables	39,241	36,958
Accrued compensation and benefits	23,499	22,543
Accrued payroll taxes on share-based compensation	4,311	3,030
Acquisition-related payables	—	331
Sales tax payable	5,266	3,556
Other	5,356	2,409

Total accounts payable and accrued liabilities	77,673	68,827
    14. Contingencies, Provisions and Commitments
Contingencies and Provisions
Beginning in October 2021, the Company and certain of the Company's officers and directors were named as defendants to an application for authorization to bring a securities class action filed before the Superior Court of Quebec, and the Company and certain of the Company's officers and directors were named as defendants in a securities class action brought in U.S. district court for the Eastern District of New York (a separate action brought in the Southern District of New York was voluntarily dismissed after a lead plaintiff was appointed in the Eastern District of New York action). The application and action are sought on behalf of purchasers of the Company's Common Shares, and are based upon allegations that the defendants made false and/or misleading statements to the public and seek unspecified damages. On June 27, 2022, the Company filed a motion to dismiss the securities class action brought in the U.S. district court for the Eastern District of New York. Plaintiffs to the securities class action brought in the U.S. district court for the Eastern District of New York filed an opposition to the Company's motion to dismiss, and the Company filed a reply. The Company and management intend to vigorously defend against each of these proceedings.
The Company is presently engaged in a dispute with one of its residual payments partners that has resulted in that partner purporting to terminate two agreements it has with the Company and ceasing to pay the Company amounts owed pursuant to those agreements, approximately $9,525 in the nine months ended December 31, 2023, beginning in April 2023. Although the Company is not yet aware of a formal claim having been filed by the partner, the partner alleges that the Company has breached certain covenants in each of the two agreements and has made a demand for damages under each agreement. The Company intends to vigorously defend against any claims resulting from the dispute.
On November 16, 2023, the Supreme Court of New South Wales (the "Australian Court") ruled in proceedings commenced by Tyro Payments Limited ("Tyro") against a subsidiary of the Company that such subsidiary be restrained until September 6, 2024 from soliciting, inducing or otherwise attempting to persuade any Tyro merchant to become a merchant of any entity providing the functions and facilities provided by Tyro to facilitate the processing of financial transactions. In its ruling, the Australian Court made findings that the Company's subsidiary had breached its contractual and fiduciary obligations to Tyro. The Company's subsidiary has filed an application for leave to appeal along with a notice of appeal in respect of the matter. If the appeal is unsuccessful, a further trial is expected to be held in respect of Tyro seeking other relief including damages, an account of profits or equitable compensation, contractual indemnity and costs. A provision is included in accounts payable and accrued liabilities in the other category in respect of the matter for the three months ended December 31, 2023. The Company and management intend to continue to vigorously defend against these proceedings.
On October 22, 2021, CloudofChange, LLC, a non-practising entity, filed a patent infringement lawsuit against the Company in the Western District of Texas. The patents at issue in the suit were U.S. Patents Nos. 9,400,640, 10,083,012

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
December 31, 2023 and 2022

(expressed in thousands of US dollars, except number of shares and per share amounts)
and 11,226,793. These patents generally related to web-based point of sale builder systems. Separately, the Company applied for inter partes review of all three patents by the U.S. Patent Trial and Appeal Board (the "PTAB") and, during the three month period ended December 31, 2023, the PTAB issued final written decisions finding all asserted claims of all three patents unpatentable. The lawsuit has now been stayed pending final resolutions of the inter partes reviews. The plaintiff in the matter is in the midst of its window to appeal the PTAB's final written decisions and the Company and management intend to vigorously defend the PTAB's invalidity findings.
Except as indicated, the Company has not provisioned for the above-referenced matters.
The Company is involved in other litigation and claims in the normal course of business. Management is of the opinion that any resulting provisions and ultimate settlements would not materially affect the financial position and operating results of the Company.
Commitments
During the nine months ended December 31, 2023, the Company increased its commitments from those disclosed in its audited annual consolidated financial statements for the fiscal year ended March 31, 2023. The Company renegotiated certain contracts with payments processors which include additional commitments of $12,435 over the next five fiscal years.
    15. Share capital

The Company’s authorized share capital consists of (i) an unlimited number of Subordinate Voting Shares and (ii) an unlimited number of preferred shares, issuable in series. All references to Common Shares refer to Subordinate Voting Shares in the Capital of Lightspeed.
    16. Accumulated other comprehensive income (loss)

	Foreign currency differences on translation of foreign operations		Hedging reserve		Total accumulated other comprehensive income (loss)
	2023	2022	2023	2022	2023	2022
	$	$	$	$	$	$
Balance as at March 31,	(2,932)	2,654	(125)	23	(3,057)	2,677

Foreign currency differences on translation of foreign operations	1,862	(6,325)	—	—	1,862	(6,325)
Change in net unrealized gain (loss) on cash flow hedging instruments	—	—	858	(1,371)	858	(1,371)

Balance as at December 31,	(1,070)	(3,671)	733	(1,348)	(337)	(5,019)
Foreign exchange forward contracts
The Company designates certain foreign exchange forward contracts as cash flow hedges when all the requirements in IFRS 9, Financial Instruments are met. The Company's currency pair used for cash flow hedges is US dollar / Canadian dollar. The notional principal of the foreign exchange contracts was $38,850 CAD as at December 31, 2023 (March 31, 2023 - $109,200 CAD).

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
December 31, 2023 and 2022

(expressed in thousands of US dollars, except number of shares and per share amounts)
    17. Related party transactions
Key management personnel includes executive officers. Other related parties include close family members of the key management personnel and entities controlled by the key management personnel.
The executive compensation expense to the top five key management personnel is as follows:

	Three months ended December 31,		Nine months ended December 31,
	2023	2022	2023	2022
	$	$	$	$

Short-term employee benefits and termination benefits	846	677	2,444	2,091
Share-based payments	3,432	6,573	10,959	19,898

Total compensation paid to key management personnel	4,278	7,250	13,403	21,989
    18. Financial instruments
Fair value
The Company measures the fair value of its financial assets and financial liabilities using a fair value hierarchy. A financial instrument’s classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Three levels of inputs may be used to measure fair value. The different levels of the fair value hierarchy are defined as follows:
Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2: Other techniques for which inputs are based on quoted prices for identical or similar instruments in markets that are not active, quoted prices for similar instruments in active markets, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the asset or liability;
Level 3: Techniques which use inputs that have a significant effect on the recognized fair value that require the Company to use its own assumptions about market participant assumptions.
The Company estimated the fair value of its financial instruments as described below.
The fair value of cash and cash equivalents, restricted cash and restricted deposits, trade receivables and trade accounts payable and accrued liabilities is considered to be equal to their respective carrying values due to their short-term maturities.
The fair value of accrued payroll taxes on share-based compensation approximates its carrying value as at December 31 and March 31, 2023.
Recurring fair value measurements
The fair value of foreign exchange forward contracts was determined based on Level 2 inputs, which included period-end mid-market quotations for each underlying contract as calculated by the financial institution with which the Company has transacted. The quotations represent the discounted future settlement amounts based on current market rates.

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
December 31, 2023 and 2022

(expressed in thousands of US dollars, except number of shares and per share amounts)
The fair value of merchant cash advances was determined based on Level 3 inputs by calculating the present value of the future estimated cash flows based on the terms of the agreements. The fair value of investments was determined based on Level 3 inputs using the prices for financial instruments stemming from private investments that the Company participated in.
As at December 31 and March 31, 2023, financial instruments measured at fair value in the unaudited condensed interim consolidated balance sheets were as follows:

	December 31, 2023			March 31, 2023

	Fair value hierarchy	Carrying amount	Fair value	Fair value hierarchy	Carrying amount	Fair value
		$	$		$	$

Assets:
Cash and cash equivalents	Level 1	749,407	749,407	Level 1	800,154	800,154
Restricted cash and restricted deposits	Level 1	1,602	1,602	Level 1	1,774	1,774
Merchant cash advances	Level 3	55,549	55,549	Level 3	29,492	29,492
Foreign exchange forward contracts	Level 2	733	733	Level 2	0	0
Investments	Level 3	1,509	1,509	Level 3	1,519	1,519
Liabilities:
Foreign exchange forward contracts	Level 2	0	0	Level 2	125	125